UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 02, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
News Release – ANGLOGOLD ASHANTI LIMITED REACHES THREE-YEAR
WAGE DEAL WITH MAJORITY OF SA EMPLOYEES

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
02 October 2015
NEWS RELEASE
AngloGold Ashanti Reaches Three-Year Wage Deal With Majority of SA Employees
(JOHANNESBURG) – AngloGold Ashanti has reached a three-year wage deal with the majority of its employees in South Africa, providing certainty to operations that accounted for little over a quarter of its total production past year.
The National Union of Mineworkers (NUM), Solidarity and the United Association of South Africa
(UASA) today accepted AngloGold Ashanti’s offer (detailed below). These unions comprise the
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majority of the Company’s workforce in South Africa at around 59%, with non-unionised employees increasing that figure to 66%. Under South Africa’s Labour Relations Act
1
, the increase agreed will be
extended to all employees, regardless of union affiliation.
The Association of Mineworkers and Construction Union (AMCU), which represents 35% of employees, has rejected the offers made by all companies in the industry’s collective bargaining process, including AngloGold Ashanti.
“We’re pleased to have reached this agreement after several months of constructive negotiation,”
Chris Sheppard, AngloGold Ashanti Chief Operating Officer: South Africa, said. “The aim of the deal is to provide employees with a fair increase whilst providing our operations with a degree of certainty at a very challenging time for the industry.”

(No 66 of 1995), as amended (Labour Relations Act)

The parties agreed on the following wage-related points:
·
Category 4-8 employees and B-lower officials, an increase of R750 per month in year 1, R775 per month in year 2 and R800 per month in year 3, as well as a R100 per month increase in living-out allowance in year 1.
·
Miners, Artisans and Officials, an increase of 6% on standard rate of pay in year 1, and 6% or
CPI (whichever is the greater) in years 2 and 3.
Guaranteed wages for entry-level employees excluding bonuses and overtime, will therefore rise to around R106,000 per annum in the third year of the agreement. In addition, incentive-based pay in the gold industry, in the form of bonuses and overtime, comprises a significant portion of the total wage bill and can materially increase employees’ cash remuneration.
The following additional non-wage points have been agreed by all companies:
·
Increase in medical incapacity benefit from R40,000 to R55,000 over three years.
·
Medical aid contribution rates to remain at 60% for employers and 40% for Category 4-8 employees for three years from the date of agreement.
·
Increase in current guaranteed minimum severance pay from R20,000 to R30,000 over three years.
·
Extension of retirement age for surface workers to 63 years, subject to meeting company medical examinations and fitness-to-work assessments as required, provided that employees who wish to retire at 63 or before 63 shall be entitled to do so.
·
A task team will be established to investigate the extension of retirement age for underground employees from 60 to 63 years. The task team must complete a written report on its findings and recommendations within six months.
·
Increases in the funeral cover for certain employment categories.
·
An agreement that the parties will engage over a three-year period on the issue of securing the sustainability of the sector and operational efficiency.
Extension of agreement
The NUM, UASA and Solidarity collectively represent the majority of employees at AngloGold Ashanti, and around 62% of employees in the gold industry represented by the Chamber of Mines. A further
7% of employees are not unionised. As a consequence, and in terms of the Labour Relations Act,
AngloGold Ashanti will extend the agreement to all employees within the bargaining units, irrespective of their union affiliation.
In terms of the ‘peace clause’ contained in the agreement, there can be no industrial action concerning terms and conditions of employment during the existence of the agreement, as the issue of conditions of employment has been settled for the duration of the agreement, and no demands may be made during the course of the agreement. Accordingly, any industrial action concerning terms and conditions of employment during the existence of the agreement will be in contravention of the ‘peace clause’ and thus unprotected. AngloGold Ashanti will engage with all unions, including AMCU on the implementation of the wage agreement.
About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company with a geographically diverse, world-class portfolio of operations and projects. Headquartered in Johannesburg, South Africa, AngloGold Ashanti
is the world’s third-largest gold mining company, measured by production.
AngloGold Ashanti produced 4.4 million ounces of gold in 2014, generating US$5.2 billion in gold income, utilising US$1.2 billion in capital expenditure. All-in sustaining costs, which capture direct operating costs and sustaining capital, as well as corporate overheads and exploration, fell 13% to
US$1,026 per ounce in 2014 compared with US$1,174 per ounce in 2013. All-in costs, which also include capital expenditure on projects, fell 22% over the same period, to US$1,148 per ounce from
US$1,466 per ounce the previous year. These production, capital expenditure and operating costs cost figures include CC&V. As at 31 December 2014 (before the sale of CC&V) AngloGold Ashanti had an attributable Ore Reserve of 57.5 million ounces of gold and an attributable Mineral Resource of 232.0 million ounces of gold. For the year ended 31 December 2014 incurred interest costs of
US$278 million.
At the end of the second quarter of 2015, AngloGold Ashanti’s Net Debt was $3.076bn. Debt levels remain well below the covenant of net debt to adjusted EBITDA of 3.5 times and will decline to 1.5 times following the receipt of the cash proceeds on the disposal of CC&V post the quarter end. The net debt and net debt to adjusted EBITDA ratio at 30 June 2015, including the CC&V gross proceeds of $819.4m (which factored in estimated closing adjustments) and estimated transaction costs of
$12m, reduces on a pro forma basis respectively from $3,076m to $2,269m, and from 1.95 to 1.44 times.
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
Contacts
Media
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman +1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold
Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceed ings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government acti ons, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2014, which was filed with the United States Securities and Exchange Commission (“SEC”) on 2 April 2015. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business.
Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cas h flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 02, 2015
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance